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RidgeWorth Funds 3333 Piedmont Road, Suite 1500 Atlanta, Georgia 30305

Investment Managers Series Trust 235 West Galena Street Milwaukee, Wisconsin 53212

Ladies and Gentlemen:

This opinion is furnished to you pursuant to Paragraph 8.5 of the Agreement and Plan of Reorganization (the “Agreement”), dated as of [            ], among RidgeWorth Funds, a Massachusetts business trust (the “Acquiring Trust”), on behalf of RidgeWorth Capital Innovations Global Resources and Infrastructure Fund, a series thereof (the “Acquiring Fund”), and Investment Managers Series Trust, a Delaware statutory trust (the “Target Trust”), on behalf of Capital Innovations Global Agri, Timber, Infrastructure Fund, a series thereof (the “Target Fund”). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement. The Agreement contemplates (1) the transfer of all the assets of the Target Fund to the Acquiring Fund in exchange for (a) the issuance to the Target Fund of a number of shares of each class of Acquiring Fund Shares corresponding to an outstanding class of Target Fund Shares, equal to the number of outstanding full and fractional Target Fund Shares of the corresponding class, and (b) the assumption by the Acquiring Fund of all the liabilities of the Target Fund, and (2) the distribution by the Target Fund of the Acquiring Fund Shares pro rata on a class-by-class basis to the Target Fund Shareholders in complete liquidation of the Target Fund (collectively, the “Transaction”).

In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement, [the Combined Proxy Statement and Prospectus, dated [            ], for the Reorganization of the Target Fund into the Acquiring Fund,] and other materials prepared in connection with the Transaction (collectively, the “Transaction Documents”). In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies). We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.

RidgeWorth Funds

Investment Managers Series Trust

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Page Two

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction Documents and in certificates of the Acquiring Trust, on behalf of the Acquiring Fund, and the Target Trust, on behalf of the Target Fund, each dated as of the date hereof (the “Certificates”). Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material respects as of the date of the Transaction (and that any such representations made “to the best knowledge of,” “to the knowledge of,” “in the belief of,” or otherwise similarly qualified, are true and correct in all material respects without any such qualification), and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates. Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the “Code”), existing case law, existing permanent and temporary treasury regulations promulgated under the Code, and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively. We assume no obligation to update our opinion to reflect other facts or any changes in law or in the interpretation thereof that may hereafter occur.

On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

1.	The Transaction will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and each of the Target Fund and the Acquiring Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.	No gain or loss will be recognized by the Target Fund upon the transfer of all its assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund, or upon the distribution of the Acquiring Fund Shares to the shareholders of the Target Fund, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.	The tax basis in the hands of the Acquiring Fund of each asset transferred from the Target Fund to the Acquiring Fund in the Transaction will be the same as the tax basis of such asset in the hands of the Target Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer.

RidgeWorth Funds

Investment Managers Series Trust

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Page Three

4.	The holding period in the hands of the Acquiring Fund of each asset transferred from the Target Fund to the Acquiring Fund in the Transaction, other than assets with respect to which gain or loss is required to be recognized, will include in each instance the period during which such asset was held by the Target Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset).

5.	No gain or loss will be recognized by the Acquiring Fund upon its receipt of all the assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption of all the liabilities of the Target Fund.

6.	No gain or loss will be recognized by the Target Fund Shareholders upon the exchange of their Target Fund Shares for Acquiring Fund Shares as part of the Transaction.

7.	The aggregate tax basis of the Acquiring Fund Shares that each Target Fund Shareholder receives in the Transaction will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor.

8.	Each Target Fund Shareholder’s holding period for the Acquiring Fund Shares received in the Transaction will include the period for which such shareholder held the Target Fund Shares exchanged therefor, provided that the Target Fund Shareholder held such Target Fund Shares as capital assets on the date of the exchange.

9.	The taxable year of the Target Fund will not end as a result of the Transaction.

This opinion is being delivered solely to you for your use in connection with the Transaction, and may not be relied upon by any other person or used for any other purpose.

Very truly yours,

MORGAN, LEWIS & BOCKIUS LLP